FOR IMMEDIATE RELEASE



                 ARTERIAL VASCULAR ENGINEERING ADOPTS PREFERRED
                           STOCK PURCHASE RIGHTS PLAN

SANTA ROSA/February 27, 1997/PR Newswire -- The Board of Directors of Arterial Vascular Engineering, Inc. ("AVE") (Nasdaq: AVEI) today announced the adoption of a Preferred Stock Purchase Rights Plan (the "Rights Plan") under which stockholders will receive one right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of AVE Common Stock held of record at the close of business on March 21, 1997 (the "Record Date"). The Company retained the services of Goldman Sachs & Co. and Cowen & Company in connection with the adoption of the Rights Plan.

The Rights Plan is designed to enable all AVE stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire AVE. The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and is not in response to any proposal to acquire AVE.

The rights will be distributed as a non-taxable dividend and will expire in ten years. The rights will become exercisable only if a person or group acquires 15 percent or more of the outstanding AVE Common Stock or announces a tender offer for 15 percent or more of the outstanding AVE Common Stock. The rights will trade with AVE's Common Stock, except that upon the occurrence of certain future events, such rights will separate and entitle the holders to certain rights. AVE's Board of Directors may terminate the Plan at any time or redeem the rights prior to the time a person acquires more than 15 percent of the outstanding AVE Common Stock. Additional details regarding the Rights Plan will be outlined in a summary to be mailed to all stockholders following the Record Date.

Headquartered in Santa Rosa, California, Arterial Vascular Engineering, Inc. is a leading provider of highly specialized coronary stent and balloon angioplasty products, including nine proprietary stent systems and three balloon angioplasty systems. AVE sells its stent and balloon angioplasty systems in more than 30 countries outside of the United States.

Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties, including the risks detailed from time to time in documents filed by AVE with the SEC, including the report on Form 10-K for the year ended June 30, 1996.

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